Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	2011	2010	2009	2008	2007
Fixed charges:
Interest expense including
amortization of debt discount	$572	$602	$600	$511	$482
Portion of rentals representing an interest factor	135	136	155	226	237
Total fixed charges	$707	$738	$755	$737	$719

Earnings available for fixed charges:
Net income	$3,292	$2,780	$1,890	$2,335	$1,848
Equity earnings net of distributions	(38)	(44)	(42)	(53)	(69)
Income taxes	1,972	1,653	1,084	1,316	1,150
Fixed charges	707	738	755	737	719
Earnings available for fixed charges	$5,933	$5,127	$3,687	$4,335	$3,648

Ratio of earnings to fixed charges	8.4	6.9	4.9	5.9	5.1

96